                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[   ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

    Blumenthal,                      Randall             A.
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   (Last)                           (First)             (Middle)
    c/o Goldman, Sachs & Co.
    85 Broad Street
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                                    (Street)

    New York,                        New York             10004
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

    StorageNetworks, Inc.
    (STOR)
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3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


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4. Statement for Month/Year

    August/2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ] Form filed by One Reporting Person
   [   ] Form filed by More than One Reporting Person

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

====================================================================================================================================
                              Table I -- Non-Derivative Securities Acquired, Disposed of,                                          |
                                                 or Beneficially Owned                                                             |
====================================================================================================================================
                                    |            |            |                                |              |6.       |          |
                                    |            |            | 4.                             |5.            |Owner-   |          |
                                    |            |            | Securities Acquired (A) or     |Amount of     |ship     |          |
                                    |            | 3.         | Disposed of (D)                |Securities    |Form:    |7.        |
                                    |2.          | Transaction| (Instr. 3, 4 and 5)            |Beneficially  |Direct   |Nature of |
                                    |Transaction | Code       | -------------------------------|Owned at End  |(D) or   |Indirect  |
1.                                  |Date        | (Instr. 8) |               | (A) |          |of Month      |Indirect |Beneficial|
Title of Security                   |(Month/Day/ | -----------|     Amount    | or  |  Price   |(Instr. 3     |(I)      |Ownership |
(Instr. 3)                          |Year)       |  Code  | V |               | (D) |          |and 4)        |(Instr.4)|(Instr. 4)|
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   8/9/00   |    P   |   |       25      | A   |  $131.25 |              |    I    |   01,02  |
-----------------------------------------------------------------------------------------------------------------------------------|
                                    |            |        |   |               |     |          |              |         |          |
Common Stock                        |   8/11/00  |    S   |   |       25      | D   |  $115.875|  11,465,888  |    I    |   01,02  |
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

FORM 4 (continued)

====================================================================================================================================
                    Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned                                 |
                            (e.g., puts, calls, warrants, options, convertible securities)                                         |
====================================================================================================================================

               |        |        |       |               |                 |                        |       |9.      |10.   |      |
               |        |        |       |               |                 |                        |       |Number  |Owner-|      |
               |        |        |       |               |                 |                        |       |of      |ship  |      |
               |2.      |        |       |               |                 |                        |       |Deriv-  |of    |      |
               |Conver- |        |       | 5.            |                 |7.                      |       |ative   |Deriv-|11.   |
               |sion    |        |       | Number of     |                 |Title and Amount        |       |Secur-  |ative |Nature|
               |or      |        |       | Derivative    |6.               |of Underlying           |8.     |ities   |Secur-|of    |
               |Exer-   |        |4.     | Securities    |Date             |Securities              |Price  |Bene-   |ity:  |In-   |
               |cise    |3.      |Trans- | Acquired (A)  |Exercisable and  |(Instr. 3 and 4)        |of     |ficially|Direct|direct|
               |Price   |Trans-  |action | or Disposed   |Expiration Date  |------------------------|Deriv- |Owned   |(D) or|Bene- |
1.             |of      |action  |Code   | of (D)        |(Month/Day/Year) |             |Amount    |ative  |at End  |In-   |ficial|
Title of       |Deriv-  |Date    |(Instr | (Instr. 3,    |-----------------|             |or        |Secur- |of      |direct|Owner-|
Derivative     |ative   |(Month/ |8)     | 4 and 5)      |Date    |Expira- |             |Number    |ity    |Month   |(I)   |ship  |
Security       |Secur-  |Day/    |------ | ------------- |Exer-   |tion    |             |of        |(Instr.|(Instr. |(Instr|(Instr|
(Instr. 3)     |ity     |Year)   |Code |V|  (A)| (D)     |cisable |Date    |Title        |Shares    |5)     |4)      |4)    |4)    |
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
Stock Option   |        |        |     | |     |         |        |        |             |          |       |        |      |      |
(right to buy) |  $8.00 |        |     | |     |         |   03   |01/27/10|Common Stock |    25,000|       | 25,000 |  03  | 01,03|
====================================================================================================================================

Explanation of Responses:

01: The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any.

02: The securities reported herein as acquired and disposed of were acquired and disposed of and may be deemed to have been beneficially owned directly by Goldman Sachs and may be deemed to have been beneficially owned indirectly by GS Group. Without admitting any legal obligation, Goldman Sachs will remit appropriate profits, if any, to the Company.

Goldman Sachs and GS Group may be deemed to own beneficially and indirectly, in aggregate, 11,465,888 shares of Common Stock through certain investment partnerships of which affiliates of Goldman Sachs and GS Group are the general partner or managing partner (the "Limited Partnerships"). Goldman Sachs is the investment manager of certain of the Limited Partnerships.

03: These options were granted pursuant to the Issuer's Amended and Restated 1998 Stock Incentive Plan to the Reporting Person. The option is immediately exercisable in full, subject to the Issuer's right to repurchase a percentage of any shares of Common Stock issued upon exercise of the option ("Shares"), as follows: If the Reporting Person ceases to be either an employee, officer or director of the Issuer prior to 01/26/01, the Issuer has the right to repurchase 100% of the Shares. If the Reporting Person ceases to be either an employee, officer or director of the Issuer at any time during the 12 month period between 01/26/01 and 01/26/02, the Issuer has the right to repurchase 50% of the Shares. These repurchase rights of the Issuer terminate in any event upon certain acquisition events of the Issuer or upon the death or disability of the Reporting Person. The Reporting Person has an understanding with GS Group pursuant to which he holds such options for the benefit of GS Group.



By:  s/ Roger S. Begelman                                    September 11, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
            Attorney-in-fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.